Exhibit 99.2



                            CERTIFICATION PURSUANT TO

                             18 U.S.C. SECTION 1350

                             AS ADOPTED PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amended Annual Report of RoboGroup T.E.K. (the "Company") on Form 20-F for the period ending December 31, 2001 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Anat Katz-Ifergan, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:


         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and



         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



/s/ Anat Katz-Ifergan
---------------------
Anat Katz-Ifergan

Chief Financial Officer

November 20, 2002

* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.